N E W S R E L E A S E

July 5, 2005	Trading Symbols:
News Release 05-13	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD DISCOVERS FIFTH ZONE AT PITARRILLA PROJECT IN MEXICO

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report that drilling has led to the discovery of a fifth zone of mineralization, the South Ridge Zone, and confirmed continuity of the Breccia Ridge Zone at the company’s Pitarrilla silver project in Mexico. The wholly-owned property is located approximately 150 kilometers (90 miles) north of Durango City in the state of Durango.

Highlights from the ongoing program include:

•	Hole BP-140 at South Ridge which was collared in mineralization and intersected:

141.1 feet averaging 7.8 ounces of silver per ton (43.0 meters averaging 266.5 grams of silver per tonne), including 29.5 feet of 21.9 ounces of silver per ton (9.0 meters averaging 751.9 grams of silver per tonne);

•	Hole BPD-28 at Breccia Ridge, which intersected two mineralized zones and terminated in mineralization, intersected:
291.3 feet averaging 1.7 ounces of silver per ton (88.8 meters averaging 58.3 grams of silver per tonne) and 0.50% zinc in the first zone, and
245.1 feet averaging 3.2 ounces of silver per ton (74.7 meters averaging 109.4 grams of silver per tonne) and 1.48% zinc in the second zone;
•	Hole BPD-23 at Breccia Ridge which intersected:
171.9 feet averaging 2.9 ounces of silver per ton (52.4 meters averaging 98.4 grams of silver per tonne), 0.88% lead and 0.60% zinc.

Reverse circulation hole BP-140 is the first drill hole to test the South Ridge Zone which was originally defined by a cluster of anomalous rock chip samples that were collected about 600 meters southeast of the Breccia Ridge Zone. Oxidized silver mineralization was intersected by BP-140 from surface.

The silver mineralization of the South Ridge Zone is broadly on trend with the mineralization discovered at Breccia Ridge. Some 300 meters lie between the mineralized intercept in BP-140 and the Breccia Ridge mineralization intersected by BPD-17, the most southerly of the Breccia Ridge drill holes previously reported.

Diamond drill holes BPD-23, BPD-24 and BPD-28 tested the central portion of the Breccia Ridge Zone where earlier drilling intersected significant silver mineralization. All three holes yielded multiple mineralized intercepts that lie between the previously reported silver intercepts made by holes BPD-01 and BPD-17.

Based on the silver-bearing intersections obtained in the six above-mentioned drill holes, the Breccia Ridge Zone is interpreted to be trending in a northwesterly direction, dipping subvertically or steeply to the northeast, and has a strike length of at least 450 meters. The zone is open in both directions along its strike as well as down dip.

Two rigs are currently drilling on the Pitarrilla property. Additional reverse circulation and diamond drill holes have been planned to test for the continuity of mineralization between the Breccia Ridge and the South Ridge Zones as well as a southeastwards extension of the South Ridge mineralization. The company has a large backlog of samples for assaying due to assay laboratory congestion. See the table that follows for a summary of selected drill results in the Breccia Ridge and South Ridge zones at the Pitarrilla project.

The project now hosts five drill-defined zones of silver mineralization and include the Cordon Colorado and Peña Dyke zones (for which resources estimates have been completed), and the Breccia Ridge, South Ridge and Javelina Creek zones.

Silver Standard reported the discovery of silver mineralization at Pitarrilla in late 2003. Last fall, following 129 reverse circulation drill holes at the Cordon Colorado and Peña Dyke zones, the company reported indicated silver resources totaling 16.5 million tonnes grading 113.5 grams of silver per tonne (60.2 million ounces of silver) and inferred silver resources of 4.8 million tonnes grading 85.1 grams of silver per tonne (13.1 million ounces of silver). Engineering studies and metallurgical testwork are ongoing.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Pitarrilla.

Silver Standard Resources Inc. is a well-financed silver resource company with $31.4 million in cash, and 1.95 million ounces of physical silver, marketable securities and other investments valued at $24.2 million at July 4, 2005. The company continues to seek resource growth through acquisitions and exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of silver: The terms “indicated resource” and “inferred resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.

Disclosure of silver resources expressed in ounces in the mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

SELECTED PITARRILLA DRILL RESULTS – JULY 2005

Hole No.*	Location (UTM)	Dip/ Azimuth		From	To	Interval (meters)*	Silver (in g/t)	Lead (%)	Zinc (%)	Interval (feet)	Silver (oz./ton)
South Ridge Zone
BP-140	504120E 2810650N	60°/ 245°		0.0	43.0	43.0	266.5	-	-	141.1	7.8
			incl.	11.0	20.0	9.0	751.9	-	-	29.5	21.9
Breccia Ridge Zone
BPD-1**	503796E 2811249N	50°/ 250°		56.4	60.5	4.1	251.2	0.36	0.18	13.5	7.3
				120.4	155.4	35.0	118.5	0.46	0.32	114.8	3.5
			and	155.4	202.7	47.3	40.9	0.41	1.56	155.0	1.2
			incl.	185.9	198.1	12.2	76.9	0.81	2.35	40.0	2.2
BPD-15**	503860E 2811150N	50°/ 220°		76.2	327.7	251.5	64.5	0.56	0.84	825.1	1.9
			incl.	118.9	295.6	176.7	80.1	0.70	1.13	579.7	2.3
			incl.	239.3	281.9	42.6	71.4	1.45	2.92	139.8	2.1
BPD-17**	503798E 2810700N	50°/ 25°		146.3	175.3	29.0	49.6	0.21	0.12	95.0	1.5
				246.9	364.2	117.3	82.2	0.64	0.20	385.0	2.4
			incl.	246.9	278.9	32.0	225.9	0.86	0.26	105.0	6.6
BPD-23	503860E 2811150N	50°/ 245°		71.6	77.7	6.1	114.4	0.96	-
				126.1	178.3	52.3	44.7	0.38	0.51
				244.0	296.4	52.4	98.4	0.88	0.60	171.9	2.9
			incl.	244.0	265.2	21.2	192.8	0.56	0.46	70.0	5.6
			incl.	265.2	286.5	21.3	52.0	1.22	0.88	69.9	1.5
BPD-24	503957E 2811222N	52°/ 244°		192.0	210.3	18.3	53.1	1.37	0.32	60.0	1.5
				271.3	286.5	15.2	71.2	-	-	49.9	2.1
				291.1	294.1	3.0	138.1	-	-	9.8	4.0
				326.1	352.0	25.9	115.8	0.66	0.46	85.0	3.4
			incl.	326.1	330.7	4.6	371.9	2.00	1.64	15.1	10.8
				367.3	371.9	4.6	51.0	1.13	0.36	15.1	1.5
				418.0	418.7	0.7	601.0	4.28	1.25	2.3	17.5
BPD-28(1)	503850E 2811030N	50°/ 246°		0.0	88.8	88.8	58.3	-	0.50	291.3	1.7
			incl.	53.3	71.6	18.3	94.9	-	0.97	60.0	2.8
				125.0	199.7	74.7	109.4	-	1.48	245.1	3.2
			incl.	179.3	199.7	20.4	225.3	-	3.93	66.8	6.6

*True thicknesses to be determined. ** Previously reported. (1) Ended in mineralization.

Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Pitarrilla exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Guadalajara, Mexico (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using three acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish.